Exhibit 99.83

KPMG LLP Chartered Accountants
St. Andrew’s Square II 800-730 View Street Victoria BC V8W 3Y7	Telephone Telefax Internet	(250) 480-3500 (250) 480-3539 www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Aurinia Pharmaceuticals Inc.

We consent to the use of our report dated May 30, 2013, with respect to the consolidated balance sheet as at December 31, 2012, the consolidated statements of operations, changes in shareholders’ equity and cash flows from incorporation on April 3, 2012 to December 31, 2012, and notes, comprising a summary of significant accounting policies and other explanatory information, which financial statements are included herein in Exhibit 99.30 of Form 40-F.

(signed) “KPMG LLP”

Chartered Accountants

June 13, 2014

Victoria, Canada

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG

International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.